UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 2, 2019

GIGCAPITAL, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38320	82-3027430
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2479 E. Bayshore Rd., Suite 200 Palo Alto, CA		94303
(Address of Principal Executive Offices)		(Zip Code)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GIG	The NYSE Stock Market LLC
Warrants to receive one share of Common Stock	GIG.WS	The NYSE Stock Market LLC
Right to receive one-tenth of one share of Common Stock	GIG.RT	The NYSE Stock Market LLC
Units, each consisting of one share of Common Stock, one right and three-fourths of one warrant	GIG.U

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed on the Current Report on Form 8-K filed by GigCapital, Inc., a Delaware corporation (“GigCapital”), with the Securities and Exchange Commission on October 2, 2019, GigCapital and Kepos Alpha Fund L.P., a Cayman Islands limited partnership (“KAF”), entered into a Forward Share Purchase Agreement (the “Purchase Agreement”) pursuant to which GigCapital agreed to purchase the shares of common stock of GigCapital into which the rights of GigCapital (NYSE: GIG.RT) (the “Rights”) held by KAF, including any additional rights (the “Additional Rights”) that KAF may acquire, will convert into upon the closing of GigCapital’s business combination with Kaleyra, S.p.A. (the “Business Combination”) .

On October 2, 2019, GigCapital and KAF amended the Purchase Agreement to correct a typographical error with respect to the number of Additional Rights that KAF may acquire after October 1, 2019 and prior to the closing of the Business Combination. KAF may acquire up to 3,750,000 Additional Rights. All of the other terms, conditions and covenants set forth in the Purchase Agreement remain unmodified and in full force and effect.

The foregoing description is only a summary of the Amendment to the Forward Share Purchase Agreement, dated October 2, 2019 (the “Amendment”), and is qualified in its entirety by reference to the full text of the Purchase Agreement and the Amendment, which is filed as Exhibit 10.1 and is incorporated by reference herein. The Amendment is included as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with material information regarding its terms and the transaction. It is not intended to provide any other factual information about GigCapital or KAF.

As previously disclosed in GigCapital’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2019, GigCapital intends to commence a cash tender offer for the outstanding rights which would be closed in conjunction with the closing of the Business Combination, but pursuant to the terms of the Purchase Agreement, such Rights and Additional Rights would not be tendered by KAF to GigCapital in response to such tender offer.

Pre-Commencement Communications

This Current Report on Form 8-K is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of GigCapital’s rights. The anticipated tender offer described in this Current Report on Form 8-K has not yet commenced, and while GigCapital intends to commence the tender offer as soon as reasonably practicable in connection with the filing of the definitive proxy statement, and complete the tender offer, there can be no assurance that GigCapital will commence or complete the tender offer on the terms described in this press release, or at all. If GigCapital commences the tender offer, the solicitation and offer to buy the rights will be made only pursuant to an offer to purchase, letter of transmittal and related materials that GigCapital intends to distribute to its rightsholders and file with the SEC. The full details of the tender offer, including complete instructions on how to tender rights, will be included in the offer to purchase, letter of transmittal and related materials, which will become available to rightsholders upon commencement of the tender offer.

Forward-Looking Statements

This Current Report on Form 8-K may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 regarding the Purchase Agreement, the Business Combination, the proposed rights tender offer, GigCapital and Kaleyra. All statements, other than statements of historical facts, that address activities, events or developments that GigCapital and/or Kaleyra expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “believe” and “expect”. Such forward-looking statements include, but are not limited to, statements regarding the closing of transactions contemplated in the Purchase Agreement, closing of the Business Combination, potential capital alternatives or changes to the capital structure of GigCapital, including a tender offer of the rights, and the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the Business Combination and future business plans of GigCapital and Kaleyra management teams. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on certain assumptions and analyses made by the management of GigCapital and/or Kaleyra in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on GigCapital and Kaleyra as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting GigCapital or Kaleyra will be those anticipated and actual results may differ materially from those expressed in this press release due to many factors such as, but not limited to, the ability to satisfy closing conditions for the Business Combination, including that GigCapital stockholders will approve the Business Combination, the ability of the combined company to meet the NYSE’s listing standards, and that the post-combination company will have sufficient capital upon the approval of the Business Combination to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. These statements speak only as of the date they are made and none of GigCapital and/or Kaleyra undertakes any obligation to update any forward-looking statements contained in this press release to reflect events or circumstances which arise after the date of this Current Report on Form 8-K.

No Offer or Solicitation

This Current Report on Form 8-K shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

10.1	Amendment to Forward Share Purchase Agreement, dated October 2, 2019, by and between GigCapital and Kepos Alpha Fund L.P.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 3, 2019

By:	/s/ Dr. Avi S. Katz
Name:	Dr. Avi S. Katz
Title:	Chief Executive Officer, President and Executive Chairman of the GigCapital, Inc. Board

Exhibit 10.1

AMENDMENT TO FORWARD SHARE PURCHASE AGREEMENT

This Amendment to Forward Share Purchase Agreement (this “Amendment”) is entered into as of October 2, 2019, by and between GigCapital, Inc., a Delaware corporation (the “Company”), and Kepos Alpha Fund L.P., a Cayman Islands limited partnership (“KAF”). All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Purchase Agreement (as defined below).

Recitals

WHEREAS, the Company and KAF desire to amend the Forward Stock Purchase Agreement (the “Purchase Agreement”), dated October 1, 2019, as provided below.

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Amendment, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Agreement

1.    Amendment to Purchase Agreement. Section 5.b. of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Option to Purchase Additional Rights. The Company hereby acknowledges that nothing in this Purchase Agreement shall prohibit KAF from purchasing up to an additional 3,750,000 Rights (the “Additional Rights”) after October 1, 2019 and prior to the closing of the Business Combination. Any such Additional Rights shall convert into additional Shares (the “Additional Shares”) upon the Business Combination. KAF’s Additional Shares shall be purchased by the Company in accordance with Section 1.”

2.    Effect of Amendment. Except as specifically set forth in this Amendment, all the terms, conditions and covenants set forth in the Purchase Agreement shall remain unmodified and in full force and effect and are ratified in all respects.

3.    General Provisions.

a.    After the effective date of this Amendment, any reference to the Purchase Agreement shall mean the Purchase Agreement as supplemented by this Amendment. Notwithstanding anything to the contrary in the Purchase Agreement, in the event of a conflict between the terms and conditions of this Amendment and those contained within the Purchase Agreement, the terms and conditions of this Amendment shall prevail.

b.    By signing below, each of the signatories hereto represent that they have the authority to execute this Amendment and to bind the party on whose behalf this Amendment is executed.

c.    This Amendment may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment to be effective as of the date first set forth above.

KAF:
Kepos Alpha Fund L.P.
By: Kepos Capital LP, its Investment Manager

By:	/s/ Simon Raykher
Name:	Simon Raykher
Title:	Authorized Person

Address for Notices: c/o Kepos Capital LP, 11 Times Square, 35th Floor, New York NY 10036

COMPANY:
GigCapital, Inc.

By:	/s/ Avi S. Katz
Name:	Dr. Avi Katz
Title:	Executive Chairman of the Board, President & CEO

[Signature Page to Amendment to Forward Purchase Agreement]